Exhibit 99.2
MANAGEMENT’S DISCUSSION AND ANALYSIS
Management's discussion and analysis (“MD&A”) is dated August 10, 2016 and should be read in conjunction with the unaudited consolidated financial statements for the period ended June 30, 2016 and the audited consolidated financial statements for the year ended December 31, 2015 for a full understanding of the financial position and results of operations of Crescent Point Energy Corp. (the “Company” or “Crescent Point”).
The unaudited consolidated financial statements and comparative information for the period ended June 30, 2016 have been prepared in accordance with International Financial Reporting Standards (“IFRS”), specifically International Accounting Standard ("IAS") 34, Interim Financial Reporting.
STRUCTURE OF THE BUSINESS
The principal undertaking of Crescent Point is to carry on the business of acquiring, developing and holding interests in petroleum and natural gas properties and assets related thereto through a general partnership and wholly owned subsidiaries. Amounts in this report are in Canadian dollars unless noted otherwise. References to “US$” are to United States (“US”) dollars.
Non-GAAP Financial Measures
Throughout this MD&A, the Company uses the terms “funds flow from operations”, “adjusted net earnings from operations”, “adjusted net earnings from operations per share”, “adjusted net earnings from operations per share - diluted”, “net debt”, “netback”, “market capitalization” and “enterprise value”. These terms do not have any standardized meaning as prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other issuers.
Funds flow from operations is calculated based on cash flow from operating activities before changes in non-cash working capital, transaction costs and decommissioning expenditures. Management utilizes funds flow from operations as a key measure to assess the ability of the Company to finance dividends, operating activities, capital expenditures and debt repayments. Funds flow from operations as presented is not intended to represent cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with IFRS.
The following table reconciles cash flow from operating activities to funds flow from operations:

	Three months ended June 30			Six months ended June 30
($ millions)	2016	2015	% Change	2016	2015	% Change
Cash flow from operating activities	427.5	491.5	(13)	755.6	890.4	(15)
Changes in non-cash working capital	(25.8)	21.4	(221)	19.5	50.3	(61)
Transaction costs	0.3	8.8	(97)	0.6	9.7	(94)
Decommissioning expenditures	2.4	2.5	(4)	6.7	7.4	(9)
Funds flow from operations	404.4	524.2	(23)	782.4	957.8	(18)
Adjusted net earnings from operations is calculated based on net income before amortization of exploration and evaluation (“E&E”) undeveloped land, impairment or impairment recoveries on property, plant and equipment ("PP&E"), unrealized derivative gains or losses, unrealized foreign exchange gain or loss on translation of hedged US dollar long-term debt, unrealized gains or losses on long-term investments and gains or losses on capital acquisitions and dispositions. Adjusted net earnings from operations per share and adjusted net earnings from operations per share - diluted are calculated as adjusted net earnings from operations divided by the number of weighted average basic and diluted shares outstanding, respectively. Management utilizes adjusted net earnings from operations to present a measure of financial performance that is more comparable between periods. Adjusted net earnings from operations as presented is not intended to represent net earnings or other measures of financial performance calculated in accordance with IFRS.
The following table reconciles net income to adjusted net earnings from operations:

	Three months ended June 30			Six months ended June 30
($ millions)	2016	2015	% Change	2016	2015	% Change
Net income (loss)	(226.1)	(240.5)	(6)	(313.6)	(286.5)	9
Amortization of E&E undeveloped land	48.9	47.6	3	99.2	94.8	5
Unrealized derivative losses	237.8	359.1	(34)	536.4	312.5	72
Unrealized foreign exchange (gain) loss on translation of hedged US dollar long-term debt	50.3	(31.0)	(262)	(180.2)	99.7	(281)
Unrealized (gain) loss on long-term investments	(2.8)	13.2	(121)	(4.9)	(10.5)	(53)
Gain on capital acquisitions	-	(6.3)	(100)	-	(6.3)	(100)
Deferred tax relating to adjustments	(93.0)	(101.7)	(9)	(127.0)	(135.0)	(6)
Adjusted net earnings from operations	15.1	40.4	(63)	9.9	68.7	(86)
Net debt is calculated as long-term debt plus accounts payable and accrued liabilities and dividends payable, less cash, accounts receivable, prepaids and deposits and long-term investments, excluding the unrealized foreign exchange on translation of hedged US dollar long-term debt. Management utilizes net debt as a key measure to assess the liquidity of the Company.

CRESCENT POINT ENERGY CORP.	1

The following table reconciles long-term debt to net debt:

($ millions)	June 30, 2016	December 31, 2015	% Change
Long-term debt (1)	4,233.9	4,452.0	(5)
Accounts payable and accrued liabilities	446.3	679.4	(34)
Dividends payable	15.2	50.5	(70)
Cash	(4.2)	(24.7)	(83)
Accounts receivable	(259.1)	(327.0)	(21)
Prepaids and deposits	(7.2)	(5.1)	41
Long-term investments	(35.2)	(30.3)	16
Excludes:
Unrealized foreign exchange on translation of hedged US dollar long-term debt	(351.0)	(531.2)	(34)
Net debt	4,038.7	4,263.6	(5)

(1)	Includes current portion of long-term debt.
Netback is calculated on a per boe basis as oil and gas sales, less royalties, operating and transportation expenses and realized derivative gains and losses. Netback is used by management to measure operating results on a per boe basis to better analyze performance against prior periods on a comparable basis.
Market capitalization is calculated by applying the period end closing share trading price to the number of shares outstanding. Market capitalization is an indication of enterprise value.
Enterprise value is calculated as market capitalization plus net debt. Management uses enterprise value to assess the valuation of the Company. Refer to the Liquidity and Capital Resources section in this MD&A for further information.
Management believes the presentation of the Non-GAAP measures above provide useful information to investors and shareholders as the measures provide increased transparency and the ability to better analyze performance against prior periods on a comparable basis.

CRESCENT POINT ENERGY CORP.	2

Results of Operations
Production

	Three months ended June 30			Six months ended June 30
	2016	2015	% Change	2016	2015	% Change
Crude oil (bbls/d)	132,730	129,224	3	138,351	130,738	6
NGLs (bbls/d)	16,870	8,518	98	16,822	8,148	106
Natural gas (mcf/d)	105,709	83,366	27	105,340	83,118	27
Total (boe/d)	167,218	151,636	10	172,730	152,739	13
Crude oil and NGLs (%)	89	91	(2)	90	91	(1)
Natural gas (%)	11	9	2	10	9	1
Total (%)	100	100	-	100	100	-
Production increased by 10 percent and 13 percent in the three and six months ended June 30, 2016, respectively, compared to the same periods in 2015, primarily due to acquisitions completed in the second and third quarters of 2015, throughput commencing into a third party processing plant in southeast Saskatchewan in the first quarter of 2016 and the Company's successful capital development program, partially offset by natural declines. The Company's weighting to crude oil and NGLs in the three and six months ended June 30, 2016 remained consistent with the 2015 comparative periods.
The following is a summary of Crescent Point's production by area:

	Three months ended June 30			Six months ended June 30
Production By Area (boe/d)	2016	2015	% Change	2016	2015	% Change
Southeast Saskatchewan and Manitoba	97,723	85,352	14	99,658	86,954	15
Southwest Saskatchewan	27,897	31,785	(12)	29,746	31,812	(6)
Alberta and West Central Saskatchewan	22,858	11,748	95	23,225	12,001	94
United States	18,740	22,751	(18)	20,101	21,972	(9)
Total	167,218	151,636	10	172,730	152,739	13
In the three and six months ended June 30, 2016, the Company drilled 14 (12.2 net) wells and 228 (214.2 net) wells, respectively, focused primarily in the Viewfield Bakken and Flat Lake resource plays in southeast Saskatchewan, the Viking resource play in west central Saskatchewan, the Shaunavon resource play in southwest Saskatchewan and the Uinta Basin resource play in northeast Utah.
Marketing and Prices

	Three months ended June 30			Six months ended June 30
Average Selling Prices (1)	2016	2015	% Change	2016	2015	% Change
Crude oil ($/bbl)	50.31	62.80	(20)	43.00	55.68	(23)
NGLs ($/bbl)	14.18	18.99	(25)	11.34	17.56	(35)
Natural gas ($/mcf)	1.72	3.02	(43)	1.88	3.08	(39)
Total ($/boe)	42.45	56.25	(25)	36.69	50.27	(27)

(1)	The average selling prices reported are before realized derivatives and transportation.

	Three months ended June 30			Six months ended June 30
Benchmark Pricing	2016	2015	% Change	2016	2015	% Change
Crude Oil Prices
WTI crude oil (US$/bbl) (1)	45.60	57.96	(21)	39.56	53.29	(26)
WTI crude oil (Cdn$/bbl)	58.46	71.56	(18)	52.75	65.79	(20)
LSB crude oil (Cdn$/bbl) (2)	52.83	65.54	(19)	46.19	57.98	(20)
LSB oil differential (%)	10	8	2	12	12	-
WCS crude oil (Cdn$/bbl) (3)	41.31	57.31	(28)	34.38	49.55	(31)
WCS oil differential (%)	29	20	9	35	25	10
Natural Gas Prices
AECO daily spot natural gas (Cdn$/mcf) (4)	1.40	2.67	(48)	1.62	2.71	(40)
AECO monthly index natural gas (Cdn$/mcf)	1.25	2.67	(53)	1.68	2.81	(40)
Foreign Exchange Rate
Exchange rate (US$/Cdn$)	0.78	0.81	(4)	0.75	0.81	(7)

(1)	WTI refers to the West Texas Intermediate crude oil price.

(2)	LSB refers to the Light Sour Blend crude oil price.

(3)	WCS refers to the Western Canadian Select crude oil price.

(4)	AECO refers to the Alberta Energy Company natural gas price.

CRESCENT POINT ENERGY CORP.	3

In the second quarter of 2016, the Company's average selling price for oil decreased 20 percent from the same period in 2015, primarily as a result of a 21 percent decrease in the US$ WTI benchmark price and a wider corporate oil price differential, partially offset by a weaker Canadian dollar. Crescent Point's corporate oil differential compared to Cdn$ WTI for the second quarter of 2016 was $8.15 per bbl, or 14 percent, compared to $8.76 per bbl, or 12 percent, in the second quarter of 2015.
The Company’s oil differential for the second quarter of 2016 was impacted by a widening of light oil and medium and heavy oil differentials. In the three months ended June 30, 2016, the Cdn$ WTI - LSB differential widened to 10 percent from 8 percent and the Cdn$ WTI - WCS differential widened to 29 percent from 20 percent in the same period of 2015. Light Sour Blend differentials continued to be impacted by the decrease in crude oil prices, with differentials decreasing slightly on an absolute dollar basis. Western Canadian Select differentials continued to be impacted by the oversupply in North American production and constraints to pipeline take away capacity out of the Western Canadian Sedimentary Basin.
In the six months ended June 30, 2016, the Company's average selling price for oil decreased 23 percent from the same period in 2015, primarily as a result of a 26 percent decrease in the US$ WTI benchmark price and a wider corporate oil price differential, partially offset by a weaker Canadian dollar. The Company's corporate oil differential compared to Cdn$ WTI for the six months ended June 30, 2016 was $9.75 per bbl, or 18 percent, compared to $10.11 per bbl, or 15 percent, in the same period of 2015.
The Company's corporate oil differential for the six months ended June 30, 2016 was impacted by a widening of medium and heavy oil differentials. In the six months ended June 30, 2016, the Cdn$ WTI - WCS differential widened to 35 percent from 25 percent in the same period of 2015 while the Cdn$ WTI - LSB differential remained consistent.
The Company's exposure to medium and heavy oil differentials is due to the Company's production base in southwest Saskatchewan, which is typically sold at a premium to WCS prices, and the Company's production base in the Uinta Basin which exposes the Company to Yellow wax crude and Black wax crude oil differentials.
To mitigate against price risks, the Company has an active 3½ year hedging program for Canadian dollar denominated WTI prices and for differentials where applicable. In addition, the Company continues to deliver crude oil through its various rail terminals to provide access to diversified markets and pricing.
The Company's average selling price for NGLs in the three and six months ended June 30, 2016, decreased 25 percent from $18.99 per bbl to $14.18 per bbl and 35 percent from $17.56 per bbl to $11.34 per bbl, respectively, primarily due to the significant weakening of propane, butane and condensate prices resulting from the decrease in crude oil prices and the continued oversupply of liquids in North America.
The Company's average selling price for gas in the three and six months ended June 30, 2016 decreased 43 percent from $3.02 per mcf to $1.72 per mcf and 39 percent from $3.08 per mcf to $1.88 per mcf, respectively, primarily as a result of the decreases in the AECO daily benchmark price driven by oversupply in the Western Canadian Sedimentary Basin.
Derivatives
The following is a summary of the realized derivative gain on oil and gas derivative contracts:

	Three months ended June 30			Six months ended June 30
($ millions, except volume amounts)	2016	2015	% Change	2016	2015	% Change
Average crude oil volumes hedged (bbls/d) (1)	53,375	67,078	(20)	48,688	63,349	(23)
Crude oil realized derivative gain (1)	107.9	109.7	(2)	315.8	274.0	15
per bbl	8.94	9.33	(4)	12.54	11.58	8
Average natural gas volumes hedged (GJ/d) (2)	39,000	34,000	15	34,000	31,514	8
Natural gas realized derivative gain	8.1	3.2	153	12.3	5.3	132
per mcf	0.83	0.43	93	0.64	0.35	83
Average barrels of oil equivalent hedged (boe/d) (1)	59,536	72,449	(18)	54,059	68,327	(21)
Total realized derivative gain (1)	116.0	112.9	3	328.1	279.3	17
per boe	7.62	8.18	(7)	10.44	10.10	3

(1)
The crude oil realized derivative gain includes the realized derivative loss and the realized derivative gain on financial price differential contracts in the three and six months ended June 30, 2016, respectively. The average crude oil volumes hedged and average barrels of oil equivalent hedged do not include the hedged volumes related to financial price differential contracts.

(2)	GJ/d is defined as gigajoules per day.
Management of cash flow variability is an integral component of Crescent Point's business strategy. Changing business and market conditions are monitored regularly and reviewed with the Board of Directors to establish risk management guidelines used by management in carrying out the Company's strategic risk management program. The risk exposure inherent in movements in the price of crude oil, natural gas and power, and fluctuations in the US/Cdn dollar exchange rate and interest rates are all proactively managed by Crescent Point through the use of derivatives with investment-grade counterparties.
The Company's crude oil and natural gas derivatives are referenced to WTI and the AECO monthly index, unless otherwise noted. Crescent Point utilizes a variety of derivatives, including swaps, collars and put options to protect against downward commodity price movements while providing the opportunity for some upside participation during periods of rising prices. For commodities, Crescent Point's risk management program allows for hedging a forward profile of 3½ years and up to 65 percent of net royalty interest production, unless otherwise approved by the Board of Directors.

CRESCENT POINT ENERGY CORP.	4

With ongoing volatility of price differentials between WTI and western Canadian crude prices, Crescent Point hedges price differentials as a part of its risk management program. The Company uses a combination of financial derivatives and fixed differential physical contracts to hedge these price differentials. For price differential hedging, Crescent Point's risk management program allows for hedging a forward profile of 3½ years, and up to 35 percent net of royalty interest production.
The Company recorded total realized derivative gains of $116.0 million and $328.1 million for the three and six months ended June 30, 2016, respectively, compared to $112.9 million and $279.3 million for the same periods in 2015.
The Company's realized derivative gain for oil was $107.9 million and $315.8 million for the three and six months ended June 30, 2016, respectively, compared to $109.7 million and $274.0 for the same periods in 2015. The realized derivative gain in the second quarter of 2016 remained consistent compared to the same period in 2015, with the decrease in the Cdn$ WTI benchmark price offset by the decreases in the Company's average derivative oil price and oil volumes hedged. The increased realized gain in the six months ended June 30, 2016 is largely attributable to the decrease in the Cdn$ WTI benchmark price and the $42.0 million realized gain from the unwind and settlement of a portion of the Company's 2017 and 2018 hedges, partially offset by the decreases in oil volumes hedged and the Company's average derivative oil price. During the three months ended June 30, 2016, the Company's average derivative oil price decreased by 10 percent or $8.83 per bbl, from $89.52 per bbl in 2015 to $80.69 per bbl in 2016. During the six months ended June 30, 2016, the Company's average derivative oil price decreased by 7 percent or $6.02 per bbl, from $89.68 per bbl in 2015 to $83.66 per bbl in 2016.
Crescent Point's realized derivative gain for gas was $8.1 million and $12.3 million for the three and six months ended June 30, 2016, respectively, compared to $3.2 million and $5.3 million for the same periods in 2015. The increased realized derivative gains in the three and six months ended June 30, 2016 are largely attributable to the decrease in the AECO monthly index price and the increase in gas volumes hedged as a result of increased production, partially offset by a decrease in the Company's average derivative gas price. During the three months ended June 30, 2016, the Company's average derivative gas price decreased by 4 percent or $0.14 per GJ, from $3.58 per GJ in 2015 to $3.44 per GJ in 2016. During the six months ended June 30, 2016, the Company's average derivative gas price decreased by 3 percent or $0.09 per GJ, from $3.60 per GJ in 2015 to $3.51 per GJ in 2016.
The Company has not designated any of its risk management activities as accounting hedges under IFRS 9, Financial Instruments and, accordingly, has recorded its derivatives at fair value with changes in fair value recorded in net income.
The following is a summary of the Company's unrealized derivative gain (loss):

	Three months ended June 30			Six months ended June 30
($ millions)	2016	2015	% Change	2016	2015	% Change
Crude oil	(291.8)	(302.6)	(4)	(382.3)	(390.8)	(2)
Natural gas	(17.1)	(1.8)	850	(8.1)	(0.2)	3,950
Interest	(0.4)	1.3	(131)	(3.0)	1.9	(258)
Power	0.2	0.6	(67)	0.1	0.1	-
Cross currency	69.6	(55.4)	(226)	(141.7)	74.7	(290)
Foreign exchange	1.7	(1.2)	(242)	(1.4)	1.8	(178)
Total unrealized derivative loss	(237.8)	(359.1)	(34)	(536.4)	(312.5)	72
The Company recognized a total unrealized derivative loss of $237.8 million for the three months ended June 30, 2016 compared to $359.1 million in the same period in 2015, primarily due to a $291.8 million unrealized derivative loss on crude oil contracts in the second quarter of 2016 compared to $302.6 million in the second quarter of 2015. The unrealized oil derivative losses for the three months ended June 30, 2016 and June 30, 2015 are primarily attributable to the increase in the Cdn$ WTI forward benchmark price at June 30, 2016 compared to March 31, 2016 and June 30, 2015 compared to March 31, 2015, respectively, and the maturity of in-the-money contract months.
The total unrealized derivative loss in the second quarter of 2016 was partially offset by a $69.6 million unrealized derivative gain on Cross Currency Swaps ("CCS") compared to an unrealized derivative loss of $55.4 million in the same period in 2015. The unrealized CCS derivative gain for the three months ended June 30, 2016 is primarily the result of the slightly weaker forward Canadian dollar at June 30, 2016 compared to March 31, 2016 and the maturity of out-of-the-money contract months. The unrealized CCS derivative loss for the three months ended June 30, 2015 was primarily the result of the stronger forward Canadian dollar at June 30, 2015 compared to March 31, 2015.
During the six months ended June 30, 2016, the Company recognized a total unrealized derivative loss of $536.4 million compared to $312.5 million in the same period in 2015, primarily due to $382.3 million unrealized derivative loss on crude oil contracts in the six months ended June 30, 2016 compared to $390.8 million for the same period of 2015. The unrealized oil derivative loss for the six months ended June 30, 2016 is primarily attributable to the maturity of in-the-money contract months, the unwind and settlement of a portion of the Company's 2017 and 2018 hedges and the increase in the Cdn$ WTI forward benchmark price at June 30, 2016 compared to December 31, 2015. The unrealized oil derivative loss for the six months ended June 30, 2015 was primarily attributable to the maturity of in-the-money contract months and the increase in the near-term Cdn$ WTI forward benchmark price at June 30, 2015 compared to December 31, 2014.

CRESCENT POINT ENERGY CORP.	5

The total unrealized derivative loss in the six months ended June 30, 2016 was also attributable to a $141.7 million unrealized derivative loss on CCS compared to an unrealized derivative gain of $74.7 million in the same period in 2015. The unrealized CCS derivative loss for the six months ended June 30, 2016 was primarily the result of the stronger forward Canadian dollar at June 30, 2016 compared to December 31, 2015. The unrealized CCS derivative gain for the six months ended June 30, 2015 was primarily the result of the weaker forward Canadian dollar at June 30, 2015 compared to December 31, 2014.
Revenues

	Three months ended June 30			Six months ended June 30
($ millions) (1)	2016	2015	% Change	2016	2015	% Change
Crude oil sales	607.6	738.5	(18)	1,082.8	1,317.5	(18)
NGLs sales	21.8	14.8	47	34.7	25.9	34
Natural gas sales	16.5	22.9	(28)	36.0	46.4	(22)
Total oil and gas sales	645.9	776.2	(17)	1,153.5	1,389.8	(17)

(1)	Revenue is reported before realized derivatives.
Crude oil sales decreased 18 percent in the three months ended June 30, 2016, from $738.5 million in 2015 to $607.6 million in 2016, primarily due to the 20 percent decrease in realized prices, partially offset by the 3 percent increase in crude oil production. The decrease in realized prices is largely a result of the 18 percent decrease in the Cdn$ WTI benchmark price as compared to the second quarter of 2015 and a wider corporate oil differential. The increased production in the second quarter of 2016 is primarily due to acquisitions completed in the second and third quarters of 2015 and the Company's successful capital development program.
Crude oil sales decreased 18 percent in the six months ended June 30, 2016, from $1.3 billion in 2015 to $1.1 billion in 2016, primarily due to the 23 percent decrease in realized prices, partially offset by the 6 percent increase in crude oil production. The decrease in realized prices is largely a result of the 20 percent decrease in the Cdn$ WTI benchmark price as compared to the first half of 2015 and a wider corporate oil differential. The increased production in the six months ended June 30, 2016 is primarily due to acquisitions completed in the second and third quarters of 2015 and the Company's successful capital development program.
NGL sales increased 47 percent and 34 percent in the three and six months ended June 30, 2016, respectively, compared to the same periods in 2015. The increases are primarily due to the 98 percent and 106 percent increase in NGL production, partially offset by the 25 percent and 35 precent decrease in realized NGL prices for the three and six months ended June 30, 2016, respectively. The increased production is primarily due to acquisitions completed in the second quarter of 2015 and throughput commencing into a third party processing plant in southeast Saskatchewan in the first quarter of 2016. Realized prices in the three and six months ended June 30, 2016 were negatively impacted by the significant weakening of prices for propane, butane and condensate resulting from the decrease in crude oil prices and the continued oversupply of liquids in North America.
Natural gas sales decreased 28 percent and 22 percent in the three and six months ended June 30, 2016, respectively, compared to the same periods in 2015, primarily due to the 43 percent and 39 percent decrease in realized natural gas prices, respectively, partially offset by the 27 percent increase in natural gas production for the three and six months ended June 30, 2016. The decreases in the realized natural gas prices are largely due to the decreases in the AECO daily benchmark prices. The increased natural gas production in 2016 is primarily due to acquisitions completed in the second quarter of 2015.
Royalties

	Three months ended June 30			Six months ended June 30
($ millions, except % and per boe amounts)	2016	2015	% Change	2016	2015	% Change
Royalties	88.2	118.8	(26)	160.3	217.1	(26)
As a % of oil and gas sales	14	15	(1)	14	16	(2)
Per boe	5.79	8.60	(33)	5.10	7.85	(35)
Royalties decreased 26 percent in the three and six months ended June 30, 2016 compared to the same periods in 2015, largely due to the 17 percent decrease in oil and gas sales and the decreases in royalties as a percentage of sales. Royalties as a percentage of sales for the three and six months ended June 30, 2016 decreased primarily due to the impact of the decrease in benchmark prices on crown royalty formulas in Canada and the overall increase in the Company's production in Canada.
In 2016, the provincial government of Alberta announced the Modernized Royalty Framework ("MRF") that will be effective on January 1, 2017. The MRF will result in the modernization and simplification of the royalty structure with changes to the royalty framework for wells drilled after the effective date; no changes will be made to the royalty structure of wells drilled prior to January 2017 for a ten year period. In addition, wells drilled prior to January 1, 2017 can early opt in to the MRF as long as the well represents additional capital and it can be demonstrated that the well would not have been drilled otherwise in 2016. Crescent Point continues to assess the impact of the changes to the royalty structure and the Company expects the MRF will not have a significant impact on its operations.

CRESCENT POINT ENERGY CORP.	6

Operating Expenses

	Three months ended June 30			Six months ended June 30
($ millions, except per boe amounts)	2016	2015	% Change	2016	2015	% Change
Operating expenses	165.3	162.3	2	331.0	326.5	1
Per boe	10.88	11.76	(7)	10.53	11.82	(11)
Operating expenses per boe decreased 7 percent and 11 percent in the three and six months ended June 30, 2016, respectively, compared to the same periods in 2015, primarily due to the positive impact of the Company's cost reduction initiatives including improvements in chemical, labour and service costs and reduced maintenance activity levels, partially offset by higher associated operating costs from acquisitions completed in the second quarter of 2015. Operating expenses per boe in the six months ended June 30, 2016 were also impacted by favorable prior period adjustments related to service and utility costs.
Operating expenses remained consistent in the three and six months ended June 30, 2016 compared to the same periods in 2015. The growth in the Company's production from acquisitions completed in the second and third quarters of 2015 and the successful execution of the capital development program were offset by the decrease in per boe operating expenses as noted above.
Transportation Expenses

	Three months ended June 30			Six months ended June 30
($ millions, except per boe amounts)	2016	2015	% Change	2016	2015	% Change
Transportation expenses	33.3	32.1	4	69.3	64.7	7
Per boe	2.18	2.33	(6)	2.20	2.34	(6)
Transportation expenses per boe decreased 6 percent in the three and six months ended June 30, 2016 compared to the same periods in 2015. The decreases were primarily due to lower trucking costs as a result of decreases in trucking rates, the Company's investment in pipeline gathering systems, reduced oil deliveries through the Company's rail terminals and decreased tariff rates.
Transportation expenses increased 4 percent and 7 percent in the three and six months ended June 30, 2016, respectively, compared to the same periods in 2015. The increases were primarily due to the growth in the Company's production from acquisitions completed in the second and third quarters of 2015 and the successful execution of the capital development program, partially offset by the decrease in per boe transportation expenses as noted above.
Netbacks

	Three months ended June 30			Six months ended June 30
	2016	2015		2016	2015
	Total (1) ($/boe)	Total (1) ($/boe)	% Change	Total (1) ($/boe)	Total (1) ($/boe)	% Change
Average selling price	42.45	56.25	(25)	36.69	50.27	(27)
Royalties	(5.79)	(8.60)	(33)	(5.10)	(7.85)	(35)
Operating expenses	(10.88)	(11.76)	(7)	(10.53)	(11.82)	(11)
Transportation expenses	(2.18)	(2.33)	(6)	(2.20)	(2.34)	(6)
Netback prior to realized derivatives	23.60	33.56	(30)	18.86	28.26	(33)
Realized gain on derivatives	7.62	8.18	(7)	10.44	10.10	3
Netback	31.22	41.74	(25)	29.30	38.36	(24)

(1)	The dominant production category for the Company's properties is crude oil. These properties include associated natural gas and NGL volumes, therefore, the total netback has been presented.
The Company's netback for the three months ended June 30, 2016 decreased 25 percent to $31.22 per boe from $41.74 per boe in 2015. The decrease in the Company's netback is primarily the result of the decrease in average selling price largely due to the decrease in the Cdn$ WTI benchmark price supplemented by a wider corporate oil differential and the decrease in realized gain on derivatives, partially offset by the decreases in royalties, operating and transportation expenses.
The Company's netback for the six months ended June 30, 2016 decreased 24 percent to $29.30 per boe from $38.36 per boe in 2015. The decrease in the Company's netback is primarily the result of the decrease in average selling price largely due to the decrease in the Cdn$ WTI benchmark price supplemented by a wider corporate oil differential, partially offset by the decreases in royalties, operating and transportation expenses and the increase in realized gain on derivatives.

CRESCENT POINT ENERGY CORP.	7

General and Administrative Expenses

	Three months ended June 30			Six months ended June 30
($ millions, except per boe amounts)	2016	2015	% Change	2016	2015	% Change
General and administrative costs	34.6	37.9	(9)	69.4	67.3	3
Capitalized	(8.4)	(7.0)	20	(17.4)	(14.1)	23
Total general and administrative expenses	26.2	30.9	(15)	52.0	53.2	(2)
Transaction costs	(0.3)	(8.8)	(97)	(0.6)	(9.7)	(94)
General and administrative expenses	25.9	22.1	17	51.4	43.5	18
Per boe	1.70	1.60	6	1.63	1.57	4
General and administrative expenses increased 17 percent and 18 percent in the three and six months ended June 30, 2016, respectively, compared to the same periods in 2015, primarily due to the decrease in overhead recoveries from partners associated with lower capital spending and the increase in employee related costs, partially offset by decreases in insurance and information technology costs.
General and administrative expenses per boe increased 6 percent and 4 percent in the three and six months ended June 30, 2016, respectively, compared to the same periods in 2015. The increases are primarily due to the increase in general and administrative expenses noted above, partially offset by the increase in production volumes.
Transaction costs incurred in the three and six months ended June 30, 2016 relate primarily to minor property acquisitions. Refer to the Capital Acquisitions section in this MD&A for further information.
Interest Expense

	Three months ended June 30			Six months ended June 30
($ millions, except per boe amounts)	2016	2015	% Change	2016	2015	% Change
Interest expense	39.1	33.3	17	80.4	67.0	20
Per boe	2.57	2.41	7	2.56	2.42	6
In the three months ended June 30, 2016, interest expense per boe and interest expense increased 7 percent and 17 percent, respectively, compared to the same period in 2015, reflecting the Company's higher average debt balance, partially offset by a lower effective interest rate. The Company's effective interest rate in the three months ended June 30, 2016 decreased to 3.90 percent from 4.13 percent due to the Company's management of its credit facilities through a combination of bankers' acceptance loans and US dollar denominated LIBOR loans and lower underlying market interest rates.
In the six months ended June 30, 2016, interest expense per boe and interest expense increased 6 percent and 20 percent, respectively, compared to the same period in 2015. The increases are primarily due to the Company's higher average debt balance, partially offset by a lower effective interest rate. The Company's effective interest rate in the six months ended June 30, 2016 decreased to 4.04 percent from 4.34 percent due to the Company's management of its credit facilities through a combination of bankers' acceptance loans and US dollar denominated LIBOR loans and lower underlying market interest rates.
Crescent Point actively manages interest rate exposure through a combination of interest rate swaps and a debt portfolio including short-term floating rate bank debt and long-term fixed rate senior guaranteed notes. At June 30, 2016, 59 percent of the Company's long-term debt had fixed interest rates.
Foreign Exchange Gain (Loss)

	Three months ended June 30			Six months ended June 30
($ millions)	2016	2015	% Change	2016	2015	% Change
Realized gain (loss)
CCS - US dollar interest payment	1.9	1.3	46	3.3	2.4	38
CCS - US dollar debt maturities	(29.0)	-	-	(9.0)	8.6	(205)
US dollar debt maturities	25.2	-	-	5.2	(8.6)	(160)
Other	(3.1)	0.5	(720)	(4.3)	0.4	(1,175)
Unrealized gain (loss)
Translation of US dollar long-term debt	(44.0)	31.0	(242)	197.6	(99.7)	(298)
Other	0.9	(0.1)	(1,000)	1.1	(1.1)	(200)
Foreign exchange gain (loss)	(48.1)	32.7	(247)	193.9	(98.0)	(298)

CRESCENT POINT ENERGY CORP.	8

The Company has US dollar denominated debt including LIBOR loans under its bank credit facilities and US dollar senior guaranteed notes. Concurrent with the drawdown of US$1.60 billion of LIBOR loans and the issuance of US$1.42 billion senior guaranteed notes, the Company entered into various CCS to hedge its foreign exchange exposure. Under the terms of the CCS, the US dollar amounts of the LIBOR loans and senior guaranteed notes were fixed for purposes of interest and principal repayments at notional amounts of $2.08 billion and $1.51 billion, respectively. Concurrent with the issuance of US$30.0 million senior guaranteed notes, the Company entered a foreign exchange swap which fixed the principal repayment at a notional amount of $32.2 million. The unrealized derivative gains and losses on the CCS and foreign exchange swap are recognized in derivative losses. Refer to the Derivatives section in this MD&A for further information.
During the three and six months ended June 30, 2016, the Company realized a gain of $1.9 million and $3.3 million, respectively, on the settlement of the CCS associated with interest payments made on US dollar long-term debt, compared to $1.3 million and $2.4 million in the same periods in 2015. The increased realized gains for the three and six months ended June 30, 2016 are primarily due to the weaker Canadian dollar in the three and six months ended June 30, 2016 compared to the same periods in 2015. In addition, the Company realized fully offsetting gains and losses on the maturity of its hedged US dollar long-term debt and settlement of the associated CCS. The realized foreign exchange gain on the maturity of US dollar LIBOR loans for the three and six months ended June 30, 2016 include a $3.8 million loss from the maturity of an unhedged US dollar LIBOR loan.
The Company records unrealized foreign exchange gains or losses on the revaluation of the US dollar long-term debt and related accrued interest. During the three and six months ended June 30, 2016, the Company recorded an unrealized foreign exchange loss of $44.0 million and an unrealized foreign exchange gain of $197.6 million, respectively, on the translation of US dollar long-term debt and accrued interest compared to an unrealized gain of $31.0 million and an unrealized loss of $99.7 million, respectively, in the same periods in 2015. The unrealized foreign exchange loss from the translation of US dollar long-term debt and accrued interest in the second quarter of 2016 is attributable to a slightly weaker Canadian dollar at June 30, 2016 as compared to March 31, 2016. The unrealized foreign exchange gain from the translation of US dollar long-term debt and accrued interest for the six months ended June 30, 2016 is attributable to a stronger Canadian dollar at June 30, 2016 as compared to December 31, 2015.
Share-based Compensation Expense

	Three months ended June 30			Six months ended June 30
($ millions, except per boe amounts)	2016	2015	% Change	2016	2015	% Change
Share-based compensation costs	19.6	19.8	(1)	41.7	45.9	(9)
Capitalized	(4.2)	(4.3)	(2)	(8.0)	(10.4)	(23)
Share-based compensation expense	15.4	15.5	(1)	33.7	35.5	(5)
Per boe	1.01	1.13	(11)	1.07	1.29	(17)
During the three months ended June 30, 2016, share-based compensation costs remained consistent compared to the same period in 2015. During the six months ended June 30, 2016, the Company recorded share-based compensation costs of $41.7 million, a decrease of 9 percent compared to the same 2015 period. The decrease is primarily due to the decrease in expenses associated with incentive awards and base compensation restricted shares as a result of the decrease in the Company's share price.
During the three months ended June 30, 2016, capitalized share-based compensation costs remained consistent compared to the same period in 2015. During the six months ended June 30, 2016, the Company capitalized share-based compensation costs of $8.0 million, a decrease of 23 percent compared to the same 2015 period. The decrease is primarily due to the decrease in expenses associated with incentive awards and base compensation restricted shares as a result of the decrease in the Company's share price.
Restricted Share Bonus Plan
The Company has a Restricted Share Bonus Plan pursuant to which the Company may grant restricted shares to directors, officers, employees and consultants. The restricted shares vest on terms up to three years from the grant date as determined by the Board of Directors.
Under the Restricted Share Bonus Plan at June 30, 2016, the Company is authorized to issue up to 17,470,778 common shares (June 30, 2015 - 10,465,609 common shares). The Company had 5,351,811 restricted shares outstanding at June 30, 2016 (June 30, 2015 - 4,489,961 restricted shares outstanding).
Deferred Share Unit Plan
The Company has a Deferred Share Unit (“DSU”) plan for directors. Each DSU vests on the date of the grant, however, the settlement of the DSU occurs following a change of control or when the individual ceases to be a director of the Company. Deferred Share Units are settled in cash based on the prevailing Crescent Point share price. The Company had 156,714 DSUs outstanding at June 30, 2016 (June 30, 2015 - 88,465 DSUs outstanding).

CRESCENT POINT ENERGY CORP.	9

Depletion, Depreciation and Amortization

	Three months ended June 30			Six months ended June 30
($ millions, except per boe amounts)	2016	2015	% Change	2016	2015	% Change
Depletion and depreciation	360.2	365.2	(1)	744.4	729.9	2
Amortization of E&E undeveloped land	48.9	47.6	3	99.2	94.8	5
Depletion, depreciation and amortization	409.1	412.8	(1)	843.6	824.7	2
Per boe	26.89	29.91	(10)	26.84	29.83	(10)
The Company's depletion, depreciation and amortization (“DD&A”) rate decreased 10 percent to $26.89 per boe for the three months ended June 30, 2016 from $29.91 per boe in the same period in 2015. In the six months ended June 30, 2016, the DD&A rate decreased 10 percent to $26.84 per boe from $29.83 for the same 2015 period. These decreases are primarily due to reserve additions and reduced future development costs as a result of the Company's successful execution of the capital development program and impairment expense of $1.4 billion recorded during the year ended December 31, 2015. The increase in DD&A in the six months ended June 30, 2016 compared to the same period in 2015 was due to the growth in the Company's production from acquisitions completed in the second and third quarters of 2015 and the successful execution of the capital development program, partially offset by the decrease in the DD&A rate as noted above.
Other Income (Loss)
The Company recorded other income of $5.6 million and $7.7 million in the three and six months ended June 30, 2016, respectively, compared to other losses of $6.2 million and other income of $17.5 million, respectively, in the same periods in 2015. These balances are comprised primarily of net unrealized gains or losses on long-term investments.
Taxes

	Three months ended June 30			Six months ended June 30
($ millions)	2016	2015	% Change	2016	2015	% Change
Current tax expense	-	0.2	(100)	-	0.2	(100)
Deferred tax recovery	(75.6)	(14.3)	429	(123.7)	(37.5)	230
Current Tax Expense
In the three and six months ended June 30, 2016, the Company recorded current tax expense of nil compared to $0.2 million in the same periods in 2015. The current tax expense recorded in the three and six months ended June 30, 2015 relate to the impact of the two percent increase in the Alberta Corporate income tax rate on the Company's investment tax credits. Refer to the Company's December 31, 2015 Annual Information Form for information on the Company's expected tax horizon.
Deferred Tax Recovery
In the three and six months ended June 30, 2016, the Company recorded deferred tax recoveries of $75.6 million and $123.7 million, respectively, compared to $14.3 million and $37.5 million, respectively, in the same periods in 2015. The deferred tax recoveries in the three and six months ended June 30, 2016 relate primarily to the $308.9 million and $390.4 million, respectively, of unrealized derivative losses on oil and gas derivatives. The deferred tax recoveries recorded in the three and six months ended June 30, 2015 relate primarily to the net losses before income tax, partially offset by the impact of the two percent increase in the Alberta corporate income tax rate.
Funds Flow, Cash Flow, Adjusted Net Earnings from Operations and Net Income (Loss)

	Three months ended June 30			Six months ended June 30
($ millions, except per share amounts)	2016	2015	% Change	2016	2015	% Change
Funds flow from operations	404.4	524.2	(23)	782.4	957.8	(18)

Cash flow from operating activities	427.5	491.5	(13)	755.6	890.4	(15)
Cash flow from operating activities per share - diluted	0.84	1.07	(21)	1.49	1.96	(24)

Adjusted net earnings from operations	15.1	40.4	(63)	9.9	68.7	(86)
Adjusted net earnings from operations per share - diluted	0.03	0.09	(67)	0.02	0.15	(87)

Net income (loss)	(226.1)	(240.5)	(6)	(313.6)	(286.5)	9
Net income (loss) per share - diluted	(0.45)	(0.53)	(15)	(0.62)	(0.63)	(2)

CRESCENT POINT ENERGY CORP.	10

Funds flow from operations decreased to $404.4 million in the second quarter of 2016 from $524.2 million in the same period in 2015. The decrease is primarily the result of the decrease in the netback, partially offset by the increase in production volumes. The decrease in the Company's netback is primarily the result of the decrease in average selling price, largely due to the decrease in the Cdn$ WTI benchmark price and a wider corporate oil differential, and the decrease in realized gain on derivatives, partially offset by the decreases in royalties, operating and transportation expenses. Production volumes increased due to acquisitions completed in the second and third quarters of 2015 and the Company's successful capital development program.
Funds flow from operations decreased to $782.4 million in the six months ended June 30, 2016 from $957.8 million in the same period in 2015. The decrease is primarily the result of the decrease in the netback, partially offset by the increase in production volumes. The netback decreased due to the decrease in average selling price largely due to the decrease in the Cdn$ WTI benchmark price and a wider corporate oil differential, partially offset by the decreases in royalties, operating and transportation expenses and the increase in realized gain on derivatives. Production volumes increased due to acquisitions completed in the second and third quarters of 2015 and the Company's successful capital development program.
Cash flow from operating activities decreased 13 percent to $427.5 million in the second quarter of 2016 compared to $491.5 million in the same period in 2015, for the same reasons as discussed above and fluctuations in working capital, transaction costs and decommissioning expenditures. Cash flow from operating activities per share - diluted decreased 21 percent to $0.84 per share - diluted in the second quarter of 2016, primarily due to the reasons discussed above and the impact of shares issued through the June 2015 equity offering. In the six months ended June 30, 2016, cash flow from operating activities decreased 15 percent to $755.6 million compared to $890.4 million in the same period in 2015, for the same reasons as discussed above and fluctuations in working capital, transaction costs and decommissioning expenditures. Cash flow from operating activities per share - diluted decreased 24 percent to $1.49 per share - diluted in the six months ended June 30, 2016, primarily due to the reasons discussed above and the impact of shares issued through the June 2015 equity offering.
The Company reported adjusted net earnings of $15.1 million in the second quarter of 2016 compared to $40.4 million in the same period in 2015, primarily as a result of the decrease in funds flow from operations, partially offset by the fluctuations in deferred taxes and foreign exchange on translation of unhedged US dollar long-term debt, and the decrease in transaction costs. Adjusted net earnings from operations per share - diluted decreased 67 percent to $0.03 per share - diluted in the second quarter of 2016 primarily due to the same reasons discussed above and the impact of shares issued through the June 2015 equity offering.
Adjusted net earnings for the six month period ended June 30, 2016 was $9.9 million compared to $68.7 million in the same period in 2015, primarily as a result of the decrease in funds flow from operations and the increase in depletion expense, partially offset by the fluctuations in deferred taxes and foreign exchange on translation of unhedged US dollar long-term debt, and the decrease in transaction costs. Adjusted net earnings from operations per share - diluted decreased 87 percent to $0.02 per share - diluted in the six months ended June 30, 2016 primarily due to the same reasons discussed above and the impact of shares issued through the June 2015 equity offering.
The Company reported a net loss of $226.1 million in the second quarter of 2016 compared to a net loss of $240.5 million in the same period in 2015, primarily as a result of the decreases in unrealized derivative losses and transaction costs, other income and fluctuations in deferred taxes, partially offset by the decrease in funds flow from operations and foreign exchange losses. In the six month period ended June 30, 2016, the Company reported a net loss of $313.6 million compared to a net loss of $286.5 million in the same period in 2015, primarily as a result of the increases in unrealized derivative losses and depletion, depreciation and amortization, and the decreases in funds flow from operations and other income, partially offset by the foreign exchange gains and fluctuations in deferred taxes.
As noted in the Derivatives section, the Company has not designated any of its risk management activities as accounting hedges under IFRS 9, Financial Instruments, and, accordingly, has recorded its derivatives at fair value with changes in fair value recorded in net income.
Crescent Point uses financial commodity derivatives, including swaps, collars and put options, to reduce the volatility of the selling price of its crude oil and natural gas production. This provides a measure of stability to the Company's cash flow and the ability to fund dividends over time. The Company's commodity derivatives portfolio extends out 3½ years from the current quarter.
IFRS 9,Financial Instruments, gives guidelines for accounting for financial derivatives not designated as accounting hedges. Financial derivatives that have not settled during the current quarter are fair valued. The change in fair value from the previous quarter represents a gain or loss that is recorded in net income. As such, if benchmark oil and natural gas prices rise during the quarter, the Company records a loss based on the change in price multiplied by the volume of oil and natural gas hedged. If prices fall during the quarter, the Company records a gain. The prices used to record the actual gain or loss are subject to an adjustment for volatility and the resulting gain (asset) or loss (liability) is discounted to a present value using a risk free rate adjusted for counterparty credit risk.
Crescent Point's underlying physical reserves are not fair valued each quarter, hence no gain or loss associated with price changes is recorded; the Company realizes the benefit/detriment of any price increase/decrease in the period in which the physical sales occur.
The Company's financial results should be viewed with the understanding that the estimated future gain or loss on financial derivatives is recorded in the current period's results, while the estimated future value of the underlying physical sales is not.

CRESCENT POINT ENERGY CORP.	11

Dividends
The following table provides a reconciliation of dividends:

	Three months ended June 30			Six months ended June 30
($ millions, except per share amounts)	2016	2015	% Change	2016	2015	% Change
Accumulated dividends, beginning of period	7,068.5	6,247.7	13	6,950.6	5,930.2	17
Dividends declared to shareholders	46.0	330.4	(86)	163.9	647.9	(75)
Accumulated dividends, end of period	7,114.5	6,578.1	8	7,114.5	6,578.1	8

Accumulated dividends per share, beginning of period	31.17	29.52	6	30.94	28.83	7
Dividends declared to shareholders per share	0.09	0.69	(87)	0.32	1.38	(77)
Accumulated dividends per share, end of period	31.26	30.21	3	31.26	30.21	3
Dividends decreased 86 percent and 75 percent in the three and six months ended June 30, 2016, respectively, compared to the same periods in 2015. The decreases in dividends relate to the reduction in the dividends declared to shareholders to $0.09 per share and $0.32 per share in the three and six months ended June 30, 2016, respectively, from $0.69 per share and $1.38 per share in the same periods in 2015. This was partially offset by the increase in the number of shares outstanding primarily due to the bought deal financing which closed in June 2015 and the issuance of shares on the acquisitions of Legacy Oil + Gas Inc. and Coral Hill Energy Ltd.
Long-Term Investments
Public Companies
The Company holds common shares in publicly traded oil and gas companies. The investments are classified as financial assets at fair value through profit or loss and are fair valued with the resulting gain or loss recorded in net income. At June 30, 2016, the investments are recorded at a fair value of $27.7 million which is $17.1 million more than the original cost of the investments.
Private Company
The Company holds common shares in a private oil and gas company. The investment is classified as financial assets at fair value through profit or loss and is fair valued with the resulting gain or loss recorded in net income. At June 30, 2016, the investment is recorded at a fair value of $7.5 million which is $17.5 million less than the original cost of the investment.
Reclamation Fund
As part of Crescent Point's ongoing commitment to the environment and to reduce greenhouse gas emissions, Crescent Point has a voluntary reclamation fund to fund future decommissioning costs and environmental initiatives. At June 30, 2016, the balance in the reclamation fund was $35.5 million, of which $22.6 million is expected to be spent within one year and $12.9 million is expected to be spent beyond one year. There were no contributions to the fund during the second quarter of 2016.
The reclamation fund decreased by $3.2 million during the second quarter of 2016 due to decommissioning and environmental expenditures. The expenditures included $2.4 million related primarily to decommissioning work completed in Saskatchewan and Alberta and $0.8 million related to environmental initiatives completed primarily in Saskatchewan to reduce greenhouse gas emissions and to meet and exceed provincial targets. Since inception, $175.9 million has been contributed to the reclamation fund and $140.4 million has been spent.
Other Long-Term Assets
At June 30, 2016, other long-term assets consist of $12.9 million related to the balance of the reclamation fund expected to be spent beyond one year and $14.0 million of investment tax credits.
Related Party Transactions
All related party transactions are recorded at the exchange amount.
During the three and six months ended June 30, 2016, Crescent Point recorded $0.3 million and $3.5 million, respectively, (June 30, 2015 - $1.4 million and $3.9 million, respectively) of expenditures in the normal course of business to an oilfield services company of which a director of Crescent Point is a director and officer.
Crescent Point also recorded $0.2 million and $0.5 million, respectively, during the three and six months ended June 30, 2016 (June 30, 2015 - $0.6 million and $0.7 million, respectively) of legal fees in the normal course of business to a law firm of which a director of Crescent Point is a partner.

CRESCENT POINT ENERGY CORP.	12

Capital Expenditures

	Three months ended June 30			Six months ended June 30
($ millions)	2016	2015	% Change	2016	2015	% Change
Capital acquisitions (net) (1)	(0.3)	1,477.9	(100)	8.3	1,493.5	(99)
Development capital expenditures	80.2	329.3	(76)	402.0	886.1	(55)
Capitalized administration (2)	8.4	7.0	20	17.4	14.1	23
Office equipment (3)	0.6	2.4	(75)	0.1	9.1	(99)
Total	88.9	1,816.6	(95)	427.8	2,402.8	(82)

(1)	Capital acquisitions represent total consideration for the transactions including net debt and excludes transaction costs.

(2)	Capitalized administration excludes capitalized share-based compensation.

(3)	Office equipment excludes the capitalized non-cash lease inducement.
Capital Acquisitions
Minor Property Acquisitions and Dispositions
Crescent Point completed minor property acquisitions and dispositions during the six months ended June 30, 2016 ($7.7 million was allocated to PP&E and $0.4 million was allocated to E&E assets, including $0.2 million related to net disposed decommissioning liability). These minor property acquisitions and dispositions were completed with full tax pools and no working capital items.
Development Capital Expenditures
The Company's development capital expenditures in the second quarter of 2016 were $80.2 million compared to $329.3 million in the second quarter of 2015. In the second quarter of 2016, 14 (12.2 net) wells were drilled with a success rate of 100 percent. The development capital for the three months ended June 30, 2016 included $28.8 million spent on facilities, land and seismic.
The Company's development capital expenditures for the six months ended June 30, 2016 were $402.0 million compared to $886.1 million in the same period in 2015. In the first half of 2016, 228 (214.2 net) wells were drilled with a success rate of 100 percent. The development capital for the six months ended June 30, 2016 included $81.4 million spent on facilities, land and seismic.
Crescent Point's budgeted capital program for 2016 is $950.0 million, not including property and land acquisitions.
Goodwill
The Company's goodwill balance as at June 30, 2016 was $251.9 million which is unchanged from December 31, 2015. The goodwill balance is attributable to the corporate acquisitions completed during the periods of 2003 through 2012.
Other Long-Term Liabilities
At June 30, 2016, other long-term liabilities consist of $45.3 million related to a lease inducement, $6.2 million related to the estimated unrecoverable portion of a building lease acquired through capital acquisitions and $3.2 million of long-term compensation liabilities related to the DSU plan. The Company's lease inducement is associated with the building lease for Crescent Point's corporate office. This non-cash liability is amortized on a straight-line basis over the term of the lease to June 2030.
Decommissioning Liability
The decommissioning liability increased by $58.2 million during the second quarter of 2016 from $1.32 billion at March 31, 2016 to $1.38 billion at June 30, 2016. The increase relates to $52.9 million due to changes in estimates pertaining to discount rates including acquired liabilities, $6.6 million of accretion expense and $1.1 million in respect of drilling, partially offset by $2.4 million for liabilities settled.
Liquidity and Capital Resources

Capitalization Table ($ millions, except share, per share, ratio and percent amounts)	June 30, 2016	December 31, 2015
Net debt	4,038.7	4,263.6
Shares outstanding	506,346,617	504,935,930
Market price at end of period (per share)	20.41	16.12
Market capitalization	10,334.5	8,139.6
Enterprise value	14,373.2	12,403.2
Net debt as a percentage of enterprise value	28	34
Annual funds flow from operations (1)	1,762.6	1,938.0
Net debt to funds flow from operations (2)	2.3	2.2

(1)	The sum of funds flow from operations for the trailing four quarters.

(2)
Net debt reflects the financing of acquisitions, however, the funds flow from operations only reflects funds flow from operations generated from the acquired properties since the closing date of the acquisitions.

CRESCENT POINT ENERGY CORP.	13

At June 30, 2016, Crescent Point's enterprise value increased to $14.4 billion and the Company was capitalized with 72 percent equity compared to $12.4 billion and 66 percent at December 31, 2015, respectively. The Company's net debt to funds flow from operations ratio at June 30, 2016 was 2.3 times, compared to 2.2 times at December 31, 2015. This increase is largely due to the drop in commodity prices which has resulted in lower funds flow from operations and higher leverage. Crescent Point's objective is to manage net debt to funds flow from operations to be well positioned to maximize shareholder return with long-term growth plus dividend income.
The Company has a syndicated unsecured credit facility with sixteen banks and an operating credit facility with one Canadian chartered bank totaling $3.6 billion. The syndicated unsecured credit facility includes an accordion feature that allows the Company to increase the facility by up to $500.0 million under certain conditions. As at June 30, 2016, the Company had approximately $2.2 billion drawn on bank credit facilities, including $8.5 million outstanding pursuant to letters of credit, leaving unutilized borrowing capacity of approximately $1.4 billion.
The Company has closed private offerings of senior guaranteed notes raising total gross proceeds of US$1.45 billion and Cdn$197.0 million. The notes are unsecured and rank pari passu with the Company's bank credit facilities and carry a bullet repayment on maturity. Crescent Point entered into various CCS and foreign exchange swaps to hedge its foreign exchange exposure on its US dollar long-term debt.
The Company is in compliance with all debt covenants at June 30, 2016 which are listed in the table below:

Covenant Description	Maximum Ratio	June 30, 2016
Senior debt to EBITDA (1) (2)	3.5	2.2
Total debt to EBITDA (1) (3)	4.0	2.2
Senior debt to capital (2) (4)	0.55	0.32

(1)
EBITDA is calculated as earnings before interest, taxes, depletion, depreciation, amortization and impairment, adjusted for certain non-cash items. EBITDA is calculated on a trailing twelve month basis adjusted for material acquisitions and dispositions.

(2)	Senior debt is calculated as the sum of amounts drawn on the combined facilities, outstanding letters of credit and the principal amount of the senior guaranteed notes.

(3)	Total debt is calculated as the sum of senior debt plus subordinated debt. Crescent Point does not have any subordinated debt.

(4)	Capital is calculated as the sum of senior debt and shareholder's equity and excludes the effect of unrealized derivative gains or losses.
Crescent Point's development capital budget for 2016 is $950.0 million including the contribution from its recent acquisitions and dispositions, with average 2016 production forecast at 165,000 boe/d.
Crescent Point's management believes that with the high quality reserve base and development inventory, solid hedging program and significant liquidity and financial flexibility, the Company is well positioned to execute its business strategy. The Company remains committed to maintaining a strong financial position while continuing to maximize shareholder return through its total return strategy of long-term growth plus dividend income.
Shareholders' Equity
At June 30, 2016, Crescent Point had 506.3 million common shares issued and outstanding compared to 504.9 million common shares at December 31, 2015. The increase of 1.4 million shares relates to shares issued pursuant to the Restricted Share Bonus Plan.
As of the date of this MD&A, the Company had 507,679,663 common shares outstanding.
Contractual Obligations and Commitments
The Company has assumed various contractual obligations and commitments in the normal course of operations. At June 30, 2016, the Company had contractual obligations and commitments as follows:

($ millions)	1 year	2 to 3 years	4 to 5 years	More than 5 years	Total
Operating leases (building and vehicle leases) (1)	34.5	65.6	62.1	273.9	436.1
Senior guaranteed notes (2)	149.9	275.6	476.1	1,345.0	2,246.6
Bank credit facilities (3)	82.1	2,221.8	-	-	2,303.9
Transportation commitments	15.4	27.5	25.2	62.2	130.3
Total contractual commitments	281.9	2,590.5	563.4	1,681.1	5,116.9

(1)	Included in operating leases are recoveries of rent expense on office space the Company has subleased of $38.4 million.

(2)	These amounts include the notional principal and interest payments pursuant to the related CCS and foreign exchange swap, which fix the amounts due in Canadian dollars.

(3)
These amounts include interest based on debt outstanding and interest rates effective as at June 30, 2016. The Company expects that the facilities will be renewed and extended prior to their maturity dates.

CRESCENT POINT ENERGY CORP.	14

Subsequent Events
Southeast Saskatchewan acquisitions
On July 4, 2016 and August 5, 2016, Crescent Point completed acquisitions of properties in southeast Saskatchewan for total consideration of $242.7 million.
Critical Accounting Estimates
There have been no changes in Crescent Point's critical accounting estimates in the six months ended June 30, 2016. Further information on the Company's critical accounting policies and estimates can be found in the notes to the annual consolidated financial statements and MD&A for the year ended December 31, 2015.
Changes in Accounting Policies
In future accounting periods, the Company will adopt the following IFRS:

•
IFRS 15 Revenue from Contracts with Customers - IFRS 15 was issued in May 2014 and replaces IAS 18 Revenue, IAS 11 Construction Contracts and related interpretations. The standard is required to be adopted either retrospectively or using a modified transaction approach. In September 2015, the IASB amended IFRS 15, deferring the effective date of the standard by one year to annual periods beginning on or after January 1, 2018 with early adoption still permitted. IFRS 15 will be adopted by the Company on January 1, 2018 and the Company is currently evaluating the impact of the standard on the consolidated financial statements.

•
IFRS 9 Financial Instruments - IFRS 9 was amended in July 2014 to include guidance to assess and recognize impairment losses on financial assets based on an expected loss model. The amendments are effective for fiscal years beginning on or after January 1, 2018 with earlier adoption permitted. This amendment will be adopted by the Company on January 1, 2018 and the Company is currently evaluating the impact of the amendment on the consolidated financial statements.

•
IFRS 16 Leases - IFRS 16 was issued January 2016 and replaces IAS 17 Leases. The standard introduces a single lessee accounting model for leases with required recognition of assets and liabilities for most leases. The standard is effective for fiscal years beginning on or after January 1, 2019 with early adoption permitted if the Company is also applying IFRS 15 Revenue from Contracts with Customers. IFRS 16 will be adopted by the Company on January 1, 2019 and the Company is currently evaluating the impact of the standard on the consolidated financial statements.

CRESCENT POINT ENERGY CORP.	15

Summary of Quarterly Results

	2016		2015				2014
($ millions, except per share amounts)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Oil and gas sales	645.9	507.6	680.1	730.3	776.2	613.6	930.3	1,103.0

Average daily production
Crude oil (bbls/d)	132,730	143,971	142,750	143,582	129,224	132,269	133,214	121,242
NGLs (bbls/d)	16,870	16,775	15,253	11,455	8,518	7,774	7,553	7,253
Natural gas (mcf/d)	105,709	104,912	108,631	105,249	83,366	82,867	78,332	76,126
Total (boe/d)	167,218	178,241	176,108	172,579	151,636	153,854	153,822	141,183

Net income (loss)	(226.1)	(87.5)	(382.4)	(201.3)	(240.5)	(46.0)	121.3	258.1
Net income (loss) per share	(0.45)	(0.17)	(0.76)	(0.40)	(0.53)	(0.10)	0.27	0.61
Net income (loss) per share – diluted	(0.45)	(0.17)	(0.76)	(0.40)	(0.53)	(0.10)	0.27	0.60

Adjusted net earnings (loss) from operations	15.1	(5.2)	258.0	15.3	40.4	28.3	(12.4)	178.4
Adjusted net earnings (loss) from operations per share	0.03	(0.01)	0.51	0.03	0.09	0.06	(0.03)	0.42
Adjusted net earnings (loss) from operations per share – diluted	0.03	(0.01)	0.51	0.03	0.09	0.06	(0.03)	0.42

Cash flow from operating activities	427.5	328.1	519.5	547.0	491.5	398.9	651.9	583.1
Cash flow from operating activities per share	0.84	0.65	1.03	1.09	1.08	0.89	1.46	1.37
Cash flow from operating activities per share – diluted	0.84	0.65	1.03	1.09	1.07	0.89	1.46	1.37

Funds flow from operations	404.4	378.0	496.7	483.5	524.2	433.6	572.8	618.4

Working capital (deficiency) (1)	(155.8)	(178.3)	(342.8)	(231.2)	(276.6)	(251.5)	(433.0)	(326.3)
Total assets	16,610.9	17,179.5	17,616.0	18,117.7	17,972.8	16,911.1	16,467.2	15,887.0
Total liabilities	7,043.0	7,365.3	7,491.0	7,533.8	7,270.3	6,838.8	6,306.3	5,702.2
Net debt	4,038.7	4,322.4	4,263.6	4,197.9	3,977.0	3,535.7	3,191.1	2,774.6
Total long-term derivative liabilities	3.8	2.5	0.3	0.3	22.1	0.6	0.2	73.6

Weighted average shares – diluted (thousands)	509,079	507,597	505,773	501,963	459,366	450,420	446,755	427,075

Capital expenditures (2)	88.9	338.9	386.1	576.7	1,816.6	586.2	736.0	1,152.2

Dividends declared	46.0	117.9	152.8	219.7	330.4	317.5	310.4	299.8
Dividends declared per share	0.09	0.23	0.30	0.43	0.69	0.69	0.69	0.69

(1)
Working capital deficiency is calculated as accounts payable and accrued liabilities plus dividends payable, less cash, accounts receivable, prepaids and deposits and long-term investments, excluding the equity settled component of dividends payable.

(2)
Capital expenditures exclude capitalized share-based compensation and capitalized non-cash lease inducement and include capital acquisitions. Capital acquisitions represent total consideration for the transactions including long-term debt and working capital assumed, and excludes transaction costs.

Over the past eight quarters, the Company's oil and gas sales have fluctuated due to changes in production, movement in the Cdn$ WTI benchmark price and fluctuations in corporate oil price differentials. The Company's production has generally increased due to its successful capital development program and several business combinations.
Net income has fluctuated primarily due to changes in funds flow from operations, unrealized derivative gains and losses, which fluctuate with the changes in forward market prices, and impairments to PP&E recorded in the third and fourth quarters of 2015 and the fourth quarter of 2014, along with associated fluctuations in the deferred tax expense (recovery).
Adjusted net earnings from operations has fluctuated over the past eight quarters primarily due to changes in funds flow from operations, depletion and share-based compensation expense along with associated fluctuations in the deferred tax expense (recovery).
Capital expenditures fluctuated through this period as a result of timing of acquisitions and the Company's capital development program. Funds flow from operations and cash flow from operating activities throughout the last eight quarters has allowed the Company to pay monthly dividends.

CRESCENT POINT ENERGY CORP.	16

Internal Control Update
Crescent Point is required to comply with Multilateral Instrument 52-109 “Certification of Disclosure on Issuers' Annual and Interim Filings”. The certificate requires that Crescent Point disclose in the interim MD&A any weaknesses in Crescent Point's internal control over financial reporting that occurred during the period that have materially affected, or are reasonably likely to materially affect Crescent Point's internal controls over financial reporting. Crescent Point confirms that no such weaknesses were identified in the Company's internal controls over financial reporting during the second quarter of 2016.
Outlook
Crescent Point's guidance for 2016 is as follows:

Production
Oil and NGLs (bbls/d)	148,000
Natural gas (mcf/d)	102,000
Total (boe/d)	165,000
Capital expenditures (1)
Drilling and completions ($ millions)	812.0
Facilities and seismic ($ millions)	138.0
Total ($ millions)	950.0

(1)	The projection of capital expenditures excludes property and land acquisitions, which are separately considered and evaluated.
Additional information relating to Crescent Point, including the Company's December 31, 2015 Annual Information Form, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

CRESCENT POINT ENERGY CORP.	17

Forward-Looking Information
Certain statements contained in this management's discussion and analysis constitute forward-looking statements and are based on Crescent Point's beliefs and assumptions based on information available at the time the assumption was made. By its nature, such forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon. These statements are effective only as of the date of this report.
Any “financial outlook” or “future oriented financial information” in this management’s discussion and analysis, as defined by applicable securities legislation, has been approved by management of Crescent Point. Such financial outlook or future oriented financial information is provided for the purpose of providing information about management’s current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes.
Certain statements contained in this report, including statements related to Crescent Point's capital expenditures, projected asset growth, view and outlook toward future commodity prices, drilling activity and statements that contain words such as "could", "should", "can", "anticipate", "expect", "believe", "will", "may", “projected”, “sustain”, “continues”, “strategy”, “potential”, “projects”, “grow”, “take advantage”, “estimate”, “well positioned” and similar expressions and statements relating to matters that are not historical facts constitute "forward-looking information" within the meaning of applicable Canadian securities legislation. The material assumptions and factors in making these forward-looking statements are disclosed in this MD&A under the headings "Derivatives", "Reclamation Fund", “Liquidity and Capital Resources”, “Changes in Accounting Policies” and “Outlook”.
In particular, forward-looking statements include:

●	The expected impact of the MRF on Alberta's royalty structure and framework and Crescent Point's ongoing assessment thereof;	●	The ability of the Company to execute its business strategy;

●
Crescent Point's approach to proactively manage risks inherent in movements in the price of crude oil, natural gas and power, fluctuations in the US/Cdn dollar exchange rate and interest rates movements;
		●	The Company's objective to manage net debt to funds flow from operations to be well positioned to maximize shareholder return;

●	Crescent Point’s 2016 production and capital expenditure guidance as outlined in the Outlook section;	●	Anticipated timing of reclamation fund expenditures; and
		●	Expected adoption of new accounting policies.
All of the material assumptions underlying these statements are noted in the “Liquidity and Capital Resources” section of this report.
This information contains certain forward-looking estimates that involve substantial known and unknown risks and uncertainties, certain of which are beyond Crescent Point's control. Such risks and uncertainties include, but are not limited to: financial risk of marketing reserves at an acceptable price given market conditions; volatility in market prices for oil and natural gas; delays in business operations, pipeline restrictions, blowouts; the risk of carrying out operations with minimal environmental impact; industry conditions including changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; uncertainties associated with estimating oil and natural gas reserves; risks and uncertainties related to oil and gas interests and operations on tribal lands; economic risk of finding and producing reserves at a reasonable cost; uncertainties associated with partner plans and approvals; operational matters related to non-operated properties; increased competition for, among other things, capital, acquisitions of reserves and undeveloped lands; competition for and availability of qualified personnel or management; incorrect assessments of the value of acquisitions and exploration and development programs; unexpected geological, technical, drilling, construction, processing and transportation problems; availability of insurance; fluctuations in foreign exchange and interest rates; stock market volatility; general economic, market and business conditions; uncertainties associated with regulatory approvals; uncertainty of government policy changes; uncertainties associated with credit facilities and counterparty credit risk; changes in income tax laws, tax laws, crown royalty rates and incentive programs relating to the oil and gas industry; and other factors, many of which are outside the control of the Company. Therefore, Crescent Point's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking estimates and if such actual results, performance or achievements transpire or occur, or if any of them do so, there can be no certainty as to what benefits or detriments Crescent Point will derive therefrom.
Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of 6 Mcf : 1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of oil, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

CRESCENT POINT ENERGY CORP.	18

Directors
Peter Bannister, Chairman (1) (3)
Rene Amirault (4) (5)
Laura Cillis (1) (2) (4)
Hugh Gillard (1) (2) (5)
Robert Heinemann (2) (3) (4)
Barbara Munroe (2) (5)
Gerald Romanzin (1) (3)
Scott Saxberg (4)
Greg Turnbull (3) (5)
(1) Member of the Audit Committee of the Board of Directors
(2) Member of the Compensation Committee of the Board of Directors
(3) Member of the Reserves Committee of the Board of Directors
(4) Member of the Environmental, Health & Safety Committee of the Board of Directors
(5) Member of the Corporate Governance and Nominating Committee
Officers
Scott Saxberg
President and Chief Executive Officer
Ken Lamont
Chief Financial Officer
Neil Smith
Chief Operating Officer
Tamara MacDonald
Sr. Vice President, Corporate and Business Development
Trent Stangl
Sr. Vice President, Investor Relations and Communications
Brad Borggard
Vice President, Corporate Planning
Derek Christie
Vice President, Exploration and Geosciences
Mark Eade
Vice President, General Counsel and Corporate Secretary
Ryan Gritzfeldt
Vice President, Marketing and Innovation
Steve Toews
Vice President, Engineering and Operations
Head Office
Suite 2000, 585 - 8th Avenue S.W.
Calgary, Alberta T2P 1G1
Tel: (403) 693-0020
Fax: (403) 693-0070
Toll Free: (888) 693-0020
Banker
The Bank of Nova Scotia
Calgary, Alberta

Auditor
PricewaterhouseCoopers LLP
Calgary, Alberta
Legal Counsel
Norton Rose Fulbright Canada LLP
Calgary, Alberta
Evaluation Engineers
GLJ Petroleum Consultants Ltd.
Calgary, Alberta
Sproule Associates Ltd.
Calgary, Alberta
Registrar and Transfer Agent
Investors are encouraged to contact Crescent Point's Registrar and Transfer Agent for information regarding their security holdings:
Computershare Trust Company of Canada
600, 530 - 8th Avenue S.W.
Calgary, Alberta T2P 3S8
Tel: (403) 267-6800
Stock Exchanges
Toronto Stock Exchange - TSX
New York Stock Exchange - NYSE
Stock Symbol
CPG
Investor Contacts
Scott Saxberg
President and Chief Executive Officer
(403) 693-0020
Ken Lamont
Chief Financial Officer
(403) 693-0020
Trent Stangl
Sr. Vice President, Investor Relations and Communications
(403) 693-0020

CRESCENT POINT ENERGY CORP.	19